SCHEDULE 13G
CUSIP NO. 232808105                                           PAGE 1 OF 14 PAGES

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                         Questcor Pharmaceuticals, Inc.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    232808105
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 232808105                                           PAGE 2 OF 14 PAGES

- ---------------------------------------------------------------------------- -
      1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Delta Opportunity Fund, Ltd.

- ---------------------------------------------------------------------------- -
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A)[ ]
                                                             (B)[ ] (See Item 6)

- ---------------------------------------------------------------------------- -
      3     SEC USE ONLY

- ---------------------------------------------------------------------------- -
      4     CITIZENSHIP OR PLACE OF ORGANIZATION

                  British Virgin Islands

- ---------------------------------------------------------------------------- -
        NUMBER OF          5  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                     -0-
        OWNED BY        ------------------------------------------------------ -
          EACH             6  SHARED VOTING POWER
       REPORTING
         PERSON               2,829,863 shares of Common Stock (See Item 4(a))
          WITH:         ------------------------------------------------------ -
                           7  SOLE DISPOSITIVE POWER

                                       -0-
                        ------------------------------------------------------ -
                           8  SHARED DISPOSITIVE POWER

                              2,829,863 shares of Common Stock (See Item 4(a))
- ---------------------------------------------------------------------------- -
      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,829,863 shares of Common Stock (See Item 4(a))
- ---------------------------------------------------------------------------- -
      10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]

- ---------------------------------------------------------------------------- -
      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.2% (See Item 4(a))

- ---------------------------------------------------------------------------- -
      12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 CO
- ---------------------------------------------------------------------------- -

SCHEDULE 13G
CUSIP NO. 232808105                                           PAGE 3 OF 14 PAGES

- ---------------------------------------------------------------------------- -
    1   NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Delta Opportunity Fund (Institutional), LLC
                 13-4040413
- ---------------------------------------------------------------------------- -
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (A)[ ]
                                                          (B)[ ] (See Item 6)

- ---------------------------------------------------------------------------- -
    3   SEC USE ONLY

- ---------------------------------------------------------------------------- -
    4   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
- ---------------------------------------------------------------------------- -
      NUMBER OF          5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                       -0-
      OWNED BY         ------------------------------------------------------- -
        EACH             6  SHARED VOTING POWER
      REPORTING
       PERSON               2,049,211 shares of Common Stock (See Item 4(a))
        WITH:          ------------------------------------------------------- -
                         7  SOLE DISPOSITIVE POWER

                                       -0-
                       ------------------------------------------------------- -
                         8  SHARED DISPOSITIVE POWER

                            2,049,211 shares of Common Stock (See Item 4(a))
- ---------------------------------------------------------------------------- -
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,049,211 shares of Common Stock (See Item 4(a))
- ---------------------------------------------------------------------------- -
    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

- ---------------------------------------------------------------------------- -
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  3.9% (See Item 4(a))
- ---------------------------------------------------------------------------- -
    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  OO
- ---------------------------------------------------------------------------- -

SCHEDULE 13G
CUSIP NO. 232808105                                           PAGE 4 OF 14 PAGES

- ---------------------------------------------------------------------------- -
      1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Arthur G. Altschul, Jr.
- ---------------------------------------------------------------------------- -
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A)[ ]

                                                             (B)[ ] (See Item 6)

- ---------------------------------------------------------------------------- -
      3     SEC USE ONLY

- ---------------------------------------------------------------------------- -
      4     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
- ---------------------------------------------------------------------------- -
        NUMBER OF          5  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                     -0-
        OWNED BY        ------------------------------------------------------ -
          EACH             6  SHARED VOTING POWER
       REPORTING
         PERSON               4,879,074 shares of Common Stock (See Item 4(a))
          WITH:         ------------------------------------------------------ -
                           7  SOLE DISPOSITIVE POWER

                                       -0-
                        ------------------------------------------------------ -
                           8  SHARED DISPOSITIVE POWER

                              4,879,074 shares of Common Stock (See Item 4(a))
- ---------------------------------------------------------------------------- -
      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,879,074 shares of Common Stock (See Item 4(a))
- ---------------------------------------------------------------------------- -
      10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]
- ---------------------------------------------------------------------------- -
      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  8.7% (See Item 4(a))
- ---------------------------------------------------------------------------- -

      12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  IN
- ---------------------------------------------------------------------------- -

SCHEDULE 13G
CUSIP NO. 232808105                                           PAGE 5 OF 14 PAGES

- ---------------------------------------------------------------------------- -
      1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                        Reinaldo M. Diaz
- ---------------------------------------------------------------------------- -
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A)[ ]
                                                             (B)[ ] (See Item 6)

- ---------------------------------------------------------------------------- -
      3     SEC USE ONLY

- ---------------------------------------------------------------------------- -
      4     CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States of America
- ---------------------------------------------------------------------------- -
        NUMBER OF          5  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                     -0-
        OWNED BY        ------------------------------------------------------ -
          EACH             6  SHARED VOTING POWER
        REPORTING
         PERSON               4,879,074 shares of Common Stock (See Item 4(a))
          WITH:         ------------------------------------------------------ -
                           7  SOLE DISPOSITIVE POWER

                                       -0-
                        ------------------------------------------------------ -
                           8  SHARED DISPOSITIVE POWER

                              4,879,074 shares of Common Stock (See Item 4(a))
- ---------------------------------------------------------------------------- -
      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,879,074 shares of Common Stock (See Item 4(a))
- ---------------------------------------------------------------------------- -
      10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

- ---------------------------------------------------------------------------- -
      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  8.7% (See Item 4(a))
- ---------------------------------------------------------------------------- -
      12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                  IN
- ---------------------------------------------------------------------------- -

SCHEDULE 13G
CUSIP NO. 232808105                                           PAGE 6 OF 14 PAGES

- ---------------------------------------------------------------------------- -
      1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                        Diaz  & Altschul Advisors, LLC
                        13-3940170
- ---------------------------------------------------------------------------- -
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A)[ ]
                                                             (B)[ ] (See Item 6)

- ---------------------------------------------------------------------------- -
      3     SEC USE ONLY

- ---------------------------------------------------------------------------- -
      4     CITIZENSHIP OR PLACE OF ORGANIZATION

                        New   York
- ---------------------------------------------------------------------------- -
        NUMBER OF          5  SOLE VOTING POWER
         SHARES
      BENEFICIALLY                       -0-
        OWNED BY        ------------------------------------------------------ -
          EACH             6  SHARED VOTING POWER
        REPORTING
         PERSON               4,879,074 shares of Common Stock (See Item 4(a))
          WITH:         ------------------------------------------------------ -
                           7  SOLE DISPOSITIVE POWER

                                         -0-
                        ------------------------------------------------------ -
                           8  SHARED DISPOSITIVE POWER

                              4,879,074 shares of Common Stock (See Item 4(a))
- ---------------------------------------------------------------------------- -
      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,879,074 shares of Common Stock (See Item 4(a))
- ---------------------------------------------------------------------------- -
      10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

- ---------------------------------------------------------------------------- -
      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  8.7% (See Item 4(a))
- ---------------------------------------------------------------------------- -
      12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 OO
- ---------------------------------------------------------------------------- -

SCHEDULE 13G
CUSIP NO. 232808105                                           PAGE 7 OF 14 PAGES

- ------------------------------------------------------------------------- -
      1     NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                        Diaz & Altschul Management, LLC
                        06-1502204

- ------------------------------------------------------------------------- -
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (A)[ ]
                                                                       (B)[ ]

- ------------------------------------------------------------------------- -
      3     SEC USE ONLY

- ------------------------------------------------------------------------- -
      4     CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
- ------------------------------------------------------------------------- -
      NUMBER OF            5  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                       -0-
      OWNED BY          ---------------------------------------------------- -
        EACH               6  SHARED VOTING POWER
      REPORTING
       PERSON                 2,049,211 shares of Common Stock (See Item 4(a))
        WITH:           ---------------------------------------------------- -
                           7  SOLE DISPOSITIVE POWER

                                       -0-
                        ---------------------------------------------------- -
                           8  SHARED DISPOSITIVE POWER

                              2,049,211 shares of Common Stock (See Item 4(a))
- ------------------------------------------------------------------------- -
      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,049,211 shares of Common Stock (See Item 4(a))
- ------------------------------------------------------------------------- -
      10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                         [ ]

- ------------------------------------------------------------------------- -
      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  3.9% (See Item 4(a))
- ------------------------------------------------------------------------- -
      12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 OO
- ------------------------------------------------------------------------- -

SCHEDULE 13G

CUSIP NO. 232808105                                           PAGE 8 OF 14 PAGES

Item 1(a).  Name of Issuer:

            Questcor Pharmaceuticals, Inc. (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            3260 Whipple Road
            Union City, California  94587

Item 2(a).  Names of Persons Filing:

            Delta Opportunity Fund, Ltd. ("Delta")
            Delta Opportunity Fund (Institutional), LLC
            ("Institutional")
            Arthur G. Altschul, Jr. ("Altschul")
            Reinaldo M. Diaz ("Diaz")
            Diaz & Altschul Advisors, LLC ("Advisors")
            Diaz & Altschul Management, LLC ("Management")

Item 2(b).  Address of Principal Business Office:

            Delta - c/o SEI Investments, Styne House, Upper Hatch Street Dublin 2, Ireland
            Institutional - 950 Third Avenue, 16th Floor,
            New York, New York 10022
            Altschul - 950 Third Avenue, 16th Floor, New York,
            New York 10022
            Diaz - 950 Third Avenue, 16th Floor, New York,
            New York 10022
            Advisors - 950 Third Avenue, 16th Floor, New York,
            New York 10022
            Management - 950 Third Avenue, 16th Floor, New York,
            New York 10022

Item 2(c).  Place of Organization or Citizenship:

            Delta - British Virgin Islands
            Institutional - Delaware
            Altschul - United States of America
            Diaz - United States of America
            Advisors - New York
            Management - Delaware

Item 2(d).  Title of Class of Securities:

            Common Stock, no par value per share of the Issuer (the "Common Stock")

 Item 2(e). CUSIP Number:

            232808105

Item 3.     This Schedule is filed pursuant to Rule 13d-1(c) by
            Altschul, Diaz, Delta, Institutional, Advisors and
            Management.

SCHEDULE 13G
CUSIP NO. 232808105                                           PAGE 9 OF 14 PAGES

Item 4.     Ownership:

            (a)   Amount Beneficially Owned:

                  Altschul: 4,879,074 shares*
                  Diaz: 4,879,074 shares*
                  Delta: 2,829,863 shares*
                  Institutional: 2,049,211 shares*
                  Advisors: 4,879,074 shares*
                  Management: 2,049,211 shares*

            (b)   Percent of Class:

                  Altschul: 8.7%
                  Diaz: 8.7%
                  Delta: 5.2%
                  Institutional: 3.9%
                  Advisors: 8.7%
                  Management: 3.9%

                  (Based on 51,167,803 shares of Common Stock outstanding, as of November 1, 2004, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.)

            (c)   Number of Shares as to which the Person has:

                  Altschul, Diaz and Advisors:

                  (i)   sole power to vote or to direct the vote

                                          -0-

                  (ii)  shared power to vote or to direct the vote:

                        4,879,074 shares of Common Stock*

                  (iii) sole power to dispose or to direct the
                        disposition of

                                          -0-

                  (iv) shared power to dispose or to direct the disposition of

                           4,879,074 shares of Common Stock*

                   Delta:

                   (i)     sole power to vote or to direct the vote

                                          -0-

                   (ii) shared power to vote or to direct the vote:

                        2,829,863 shares of Common Stock*

SCHEDULE 13G
CUSIP NO. 232808105                                          PAGE 10 OF 14 PAGES

                  (iii) sole power to dispose or to direct the
                        disposition of

                                          -0-

                  (iv) shared power to dispose or to direct the disposition of

                        2,829,863 shares of Common Stock*

                  Institutional and Management:

                  (i)   sole power to vote or to direct the vote

                                          -0-

                  (ii)  shared power to vote or to direct the vote:

                        2,049,211 shares of Common Stock*

                  (iii) sole power to dispose or to direct the
                        disposition of

                                                -0-

                  (iv) shared power to dispose or to direct the disposition of

                        2,049,211 shares of Common Stock*

*Advisors serves as investment advisor to Delta and Institutional. By reason of such relationships, Advisors may be deemed to share voting and dispositive power over the shares of Common Stock owned by Delta and Institutional. Advisors disclaims beneficial ownership of such shares of Common Stock.

Management serves as investment manager to and managing member of Institutional. By reason of such relationships, Management may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Institutional. Management disclaims beneficial ownership of such shares of Common Stock.

Altschul is a member of the parent company of Advisors and is a member of Management. By reason of such relationships, Altschul may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Advisors and Management. Altschul disclaims beneficial ownership of such shares of Common Stock listed as beneficially owned by Advisors and Management.

Diaz is a member of the parent company of Advisors and is a member of Management. By reason of such relationships, Diaz may be deemed to share voting and dispositive power over the shares of Common Stock listed as beneficially owned by Advisors and Management. Diaz disclaims beneficial ownership of such shares of Common Stock listed as beneficially owned by Advisors and Management.

SCHEDULE 13G
CUSIP NO. 232808105                                          PAGE 11 OF 14 PAGES

The shares of Common Stock reported as beneficially owned are held by Delta and Institutional. Altschul, Diaz, Advisors and Management disclaim beneficial ownership of such shares of Common Stock. Delta and Institutional each disclaims beneficial ownership of shares of Common Stock reported on this Schedule as beneficially owned by any other person identified on this Schedule.

Certain of the shares of Common Stock reported as beneficially owned by Delta and Institutional are shares of Common Stock which each such person has the right to acquire upon conversion of shares of the Series B Convertible Preferred Stock (the "Preferred Shares") of the Issuer as follows:

Delta: 2,095,198 shares
Institutional: 1,517,212 shares

Certain of the shares of Common Stock reported as beneficially owned by Delta and Institutional are shares of Common Stock which each such person has the right to acquire upon exercise of warrants (the "Warrants") to purchase shares of Common Stock as follows:

Delta: 690,182 shares
Institutional: 499,787 shares

The Preferred Shares and the Warrants contain limitations on the conversion or exercise thereof which make the Preferred Shares inconvertible and the Warrants unexercisable to the extent the holder would, upon conversion or exercise, beneficially own more than 9.9% of the Common Stock.

Item 5.     Ownership of Five Percent or Less of a Class:

            Not applicable

Item 6.     Ownership of More Than Five Percent on Behalf of Another
            Person:

            Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
            Holding Company:

            Not applicable

Item 8.     Identification and Classification of Members of the Group:

            Not applicable

Item 9.     Notice of Dissolution of Group:

            Not applicable

Item 10.    Certification:

SCHEDULE 13G
CUSIP NO. 232808105                                          PAGE 12 OF 14 PAGES

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

      Exhibit I: Joint Filing Agreement, dated as of January 28, 2003, by and among Altschul, Diaz, Delta, Institutional, Advisors and Management (incorporated herein by reference to the exhibit with the same number filed with Schedule 13G filed by the persons reporting on this Amendment No. 2).

SCHEDULE 13G
CUSIP NO. 232808105                                          PAGE 13 OF 14 PAGES

                                    SIGNATURE

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated as of February 14, 2005

                                    DELTA OPPORTUNITY FUND, LTD.

                                    By: DIAZ & ALTSCHUL ADVISORS, LLC,
                                        as Investment Advisor

                                        By: /s/ Reinaldo M. Diaz
                                            ----------------------------
                                            Reinaldo M. Diaz
                                            Title: Managing Member

                                    DELTA OPPORTUNITY FUND (INSTITUTIONAL), LLC

                                    By: DIAZ & ALTSCHUL MANAGEMENT, LLC,
                                        as Managing Member

                                           By: /s/ Reinaldo M. Diaz
                                           ----------------------------
                                            Reinaldo M. Diaz
                                            Title: Managing Member

                                    /s/ Arthur G. Altschul, Jr.
                                    -------------------------------
                                    Arthur G. Altschul, Jr.

                                    /s/ Reinaldo M. Diaz
                                    -------------------------------
                                    Reinaldo M. Diaz

                                    DIAZ & ALTSCHUL ADVISORS, LLC

                                    By: DIAZ & ALTSCHUL CAPITAL MANAGEMENT, LLC,
                                        as Managing Member

                                        By: /s/ Reinaldo M. Diaz
                                            ----------------------------
                                            Reinaldo M. Diaz
                                            Title: Managing Member

SCHEDULE 13G
CUSIP NO. 232808105                                         PAGE 14 OF 14 PAGES

                                        DIAZ & ALTSCHUL MANAGEMENT, LLC

                                            By: /s/ Reinaldo M. Diaz
                                            ----------------------------
                                            Reinaldo M. Diaz
                                            Title: Managing Member